Letterhead of Barbara R. Smith

Senior Vice President and Chief Financial Officer

Commercial Metals Company

Post Office Box 1046

Dallas, Texas 75221-1046

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Phone: 972-308-5199

January 31, 2014

Via EDGAR and Federal Express

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Commercial Metals Company

Form 10-K for the fiscal year ended August 31, 2013

Filed October 28, 2013

Form 10-Q for the quarter ended November 30, 2013

Filed January 9, 2014

File No. 1-4304

Dear Mr. Cash:

Commercial Metals Company (“the Company”) received your letter dated January 17, 2014 by fax on January 17, 2014. The Company submits the following response to your letter. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the fiscal year ended August 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Consolidated Results of Operations, page 24

1.	You define adjusted EBITDA as earnings before interest expense, income taxes, depreciation, amortization, impairment charges and net earnings attributable to noncontrolling interest. We have the following comments in this regard:

•	Based on your definition of adjusted EBITDA, it is unclear why you reconcile net earnings from continuing operations to adjusted EBITDA;

•	If true, please revise your disclosures to clarify that the amounts reflected in your reconciliation relate to continuing operations; and

•	Please separately present impairment charges.

Mr. John Cash

January 31, 2014

Response: The Company acknowledges the Staff’s comment and provides the following responses:

•	As noted by the Staff’s comment above, adjusted EBITDA has been identified by the Company as a non-GAAP measure; therefore, in accordance with Item 10(e)(1)(i) of Regulation S-K, the Company has provided a reconciliation of differences between the non-GAAP measure, adjusted EBITDA, with the most directly comparable measure calculated and presented in accordance with U.S. GAAP, earnings from continuing operations. The Company uses earnings from continuing operations in its reconciliation of adjusted EBITDA because it provides management with a more transparent measure of our core operational performance. Further, the discussion of our consolidated and segment information within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, is focused on describing changes during the period that materially affected the results from continuing operations and is consistent with the guidance outlined in Item 303(a)(3) of Regulation S-K. Therefore, by reconciling adjusted EBITDA on a basis that is consistent with the basis used in the discussion of both our consolidated and segment results of operations, the Company provides the reader with additional comparable information to further understand the results of our core operations.

•	The Company reconciles earnings from continuing operations to adjusted EBITDA, as such we will revise our definition of adjusted EBITDA in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, as follows.

“Earnings from continuing operations before interest expense, income taxes, depreciation, amortization, impairment charges and net earnings attributable to noncontrolling interests.”

•	The Company acknowledges the Staff’s request to separately present impairment charges in the reconciliation of earnings from continuing operations to adjusted EBITDA. The reconciliation is revised as follows for fiscal 2013 and will be revised accordingly in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

	Year Ended August 31,
(in thousands)	2013	2012	2011
Earnings from continuing operations	$74,957	$210,549	$11,539
Less net earnings attributable to noncontrolling interests	4	6	213
Interest expense	69,608	69,487	69,814
Income taxes (benefit)	57,979	(45,762)	14,592
Depreciation and amortization	133,732	133,835	151,001
Impairment charges	17,270	607	24,466

Adjusted EBITDA	$353,542	$368,710	$271,199

2.	Your disclosure indicates that you use adjusted EBITDA to assess your ability to pay your current debt obligations as they mature and as a tool to calculate possible future levels of leverage capacity. It therefore appears that in addition to using this measure as a performance measure you are also using this non-GAAP measure as a liquidity measure. As such, please expand your disclosures to include a reconciliation of adjusted EBITDA to its most directly comparable GAAP liquidity measure, net cash flows from operating activities. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Staff’s C&DI related to non-GAAP financial measures dated July 8, 2011.

Response: The Company acknowledges the Staff’s comment. Certain of the Company’s credit facilities require us to maintain a minimum interest coverage ratio (adjusted EBITDA to interest expense, as each is defined in the facility) of not less than 3.00 to 1.00 for the twelve month cumulative period ended November 30, 2012 and for each fiscal quarter on a rolling twelve month cumulative period thereafter. We will modify our disclosures in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, so it is clear that this measure is used in our credit agreements because our creditors use it, but we do not use adjusted EBITDA as a liquidity measure, nor should our investors. The following is the modified disclosure that will be included in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

Mr. John Cash

January 31, 2014

“In the table above, we have included a financial statement measure that was not derived in accordance with United States generally accepted accounting principles (“GAAP”). We use adjusted EBITDA (earnings from continuing operations before interest expense, income taxes, depreciation, amortization, impairment charges and net earnings attributable to noncontrolling interests) as a non-GAAP financial measure. Adjusted EBITDA should not be considered as an alternative to net earnings or as a better measure of liquidity than net cash flows from operating activities, as determined by GAAP. However, we believe that adjusted EBITDA provides relevant and useful information, which is often used by analysts, creditors, and other interested parties in our industry. In calculating adjusted EBITDA, we exclude our largest recurring non-cash charge, depreciation and amortization, as well as impairment charges, which are also non-cash. Adjusted EBITDA provides a core operational performance measurement that compares results without the need to adjust for federal, state and local taxes which have considerable variation between domestic jurisdictions. Tax regulations in international operations add additional complexity. We also exclude interest cost in our calculation of adjusted EBITDA. The results are, therefore, without consideration of financing alternatives of capital employed. Adjusted EBITDA is part of a debt compliance test in certain of our debt agreements and is the target benchmark for our annual and long-term cash incentive performance plans for management. Adjusted EBITDA may be inconsistent with similar measures presented by other companies.”

Segments, page 25

3.	Please clarify in future filings that your segment measure adjusted operating profit (loss) is the sum of earnings from continuing operations before income taxes and financing costs.

Response: The Company acknowledges the Staff’s comment, and confirms that our segment measure adjusted operating profit (loss) is the sum of earnings from continuing operations before income taxes and financing costs; therefore, we will clarify in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, that adjusted operating profit (loss) is the sum of earnings from continuing operations before income taxes and financing costs.

4.	Please better explain the reasons for changes in pre-tax LIFO income (expense) from period to period. In this regard, simply reiterating the dollar change in this income (expense) item from period to period in your segment discussion of adjusted operating profit (loss) does not provide a reader with an understanding of the reasons for this change. Please show us how you will revise future filings to better explain these changes. Please ensure that your expanded segment disclosure discusses cost of goods sold as a percentage of sales and the underlying reasons for material changes in these margins.

Response: The Company acknowledges the Staff’s comment, and we will, if material, expand our discussion of changes in pre-tax LIFO income (expense) from period to period in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

As it relates to the period changes in consolidated pre-tax LIFO income (expense), the following is the expanded discussion of the fiscal 2013 change in consolidated pre-tax LIFO income on page 25.

“Pre-tax LIFO income was $52.9 million in fiscal 2013, an increase of $11.1 million over LIFO income of $41.8 million in fiscal 2012. Overall, lower inventory prices largely attributed to pre-tax LIFO income in both years.”

After careful consideration, the Company has determined that the changes in pre-tax LIFO income related to our Americas Recycling and Americas Fabrication segments did not materially impact their fiscal 2013 operations, and are therefore immaterial for further disclosure in fiscal 2013. The expanded discussion of the fiscal 2013 change in pre-tax LIFO income for the Americas Mills segment on page 27 is included in the Company’s response to comment #8 below. The following is the expanded discussion of the fiscal 2013 change in pre-tax LIFO income for the Company’s International Marketing and Distribution segment on page 28.

“In the International Marketing and Distribution segment, inventory prices related to our U.S.-based steel marketing and distribution division declined 22% in fiscal 2013 compared to a decline of 8% in fiscal 2012. These inventory price declines were a primary factor attributing to the $23.2 million increase in pre-tax LIFO income in fiscal 2013 when compared to fiscal 2012.”

Mr. John Cash

January 31, 2014

The Company acknowledges the Staff’s comment to expand our segment disclosures to discuss material changes in margins, and we will, if material, expand our segment disclosures in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, to discuss changes in each of our segment’s margins, including the factors responsible for any material changes in these margins. In addition, we will discuss material movements in our cost components and, to the extent material, their effect on our segments’ cost of operations. Please refer to our response to comment #7 for an example of an expanded segment disclosure.

Fiscal Year 2013 Compared to Fiscal Year 2012, page 26

5.	You indicate on page 14 that increases in the value of the U.S. dollar relative to other currencies may adversely affect your business, results of operations and financial condition. Please address the need to expand your segment discussions to address the impact that changes in the value of the U.S. dollar relative to other currencies had on segment sales and adjusted operating profit for each period presented.

Response: The Company acknowledges the Staff’s comment, and we will, if material, expand our segment discussions in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, to address the impact that changes in the value of the U.S. dollar relative to other currencies had on segment sales and adjusted operating profit for each period presented. Changes in the value of the U.S. dollar relative to other currencies did not have a material impact on our International Marketing and Distribution segment’s net sales or adjusted operating profit. The following is the expanded discussion of the impact of changes in the value of the U.S. dollar relative to other currencies for fiscal 2013 compared to fiscal 2012 for our International Mill segment.

“Changes in the value of the U.S. dollar relative to other currencies did not have a material impact on this segment’s net sales. Adjusted operating profit for this segment was negatively impacted by $3.2 million due to changes in the value of the U.S. dollar relative to other currencies.”

Americas Recycling, page 26

6.	You indicate that you exported 6% of your ferrous scrap tonnage and 27% of your nonferrous scrap tonnage during 2013. This compares to the export of 5% of your ferrous scrap tonnage and 35% of you nonferrous scrap tonnage during 2012. Please show us how you will expand your disclosures in future filings to discuss the impact the changes in these export sales had on Americas Recycling sales and adjusted operating profit.

Response: The Company acknowledges the Staff’s comment. The ratio of export sales to domestic sales, and the period changes in this ratio, is not a key driver of Americas Recycling sales or adjusted operating profit. The Company discloses export data in order to provide the reader with additional information to further understand the level of this segment’s global activities. After careful consideration of the Staff’s comment, in future annual reports filed on Form 10-K, our ferrous and nonferrous export activity for the periods presented as well as the following discussion will only be included in our description of the Americas Recycling segment in Item 1, Business, and will no longer be included in our Americas Recycling segment discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our future annual and quarterly reports on Form 10-K and Form 10-Q, respectively.

“This segment’s level of exports during a period is dependent on the level of demand and supply in the various markets we serve. Additionally, the primary market for certain commodities is the international market. We exported 6% of our ferrous scrap tonnage and 27% of our nonferrous scrap tonnage during 2013. This compares to ferrous scrap tonnage exports of 6% and nonferrous scrap tonnage exports of 35% during 2012. The decline in nonferrous scrap tonnage exported was the result of reduced demand in China during fiscal 2013.”

7.	Please show us how you will expand your disclosures in future filings to explain the reasons for the nonferrous margin compression of approximately 15% when compared to 2012.

Mr. John Cash

January 31, 2014

Response: The Company acknowledges the Staff’s comment, and we will, if material, expand our segment disclosures in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, to address margin expansion or compression period over period. Although our future disclosures will be dependent on the facts and circumstances each period, the following is the expanded discussion for fiscal 2013.

“In fiscal 2013, this segment was impacted by nonferrous margin compression of approximately 15% when compared to the nonferrous margin in fiscal 2012. The global demand for nonferrous material declined in fiscal 2013 as a result of the slow global economic recovery, which led to selling prices falling at a greater rate than material purchase prices, resulting in an adverse effect on operating margins in fiscal 2013.”

Americas Mills, page 27

8.	You indicate that rebar accounted for 57% of tonnage shipped, an increase over the prior year and that shipments included 242 thousand tons of billets in 2013 as compared to 410 thousand tons of billets in 2012. Please show us how you will expand your disclosures in future filings to explain and quantify how these changes impacted Americas Mills sales and adjusted operating profit.

Response: The Company acknowledges the Staff’s comment, and we will, if material, expand our disclosures in future quarterly and annual reports filed on Form 10-Q and 10-K, respectively, to explain and quantify how the changes in shipments of our products impacted Americas Mills sales and adjusted operating profit. Although our future disclosures will be dependent on the facts and circumstances each period, the following is the expanded Americas Mills segment disclosure for fiscal 2013.

“Net sales for this segment decreased $165.2 million when compared to fiscal 2012. During fiscal 2013, this segment’s total shipments decreased 5% when compared to fiscal 2012. Additionally in fiscal 2013, average selling prices decreased $37 per ton when compared to fiscal 2012, further attributing to the decrease in net sales in fiscal 2013.

As a result of a shift in product mix to our higher margin finished products, including rebar and merchants, from our lower margin billets, our average metal margin was flat in fiscal 2013 when compared to fiscal 2012. Our lower margin billet shipments decreased 168 thousand tons while our higher margin finished products increased 45 thousand tons. Additionally, pre-tax LIFO income decreased $9.5 million from fiscal 2012 to fiscal 2013, as a result of inventory prices declining at a lower rate in fiscal 2013 when compared to fiscal 2012. This decrease in pre-tax LIFO income coupled with the overall decrease in shipments resulted in a $31.6 million decline in this segment’s adjusted operating profit in fiscal 2013 when compared to fiscal 2012.”

International Marketing and Distribution, page 28

9.	We note that International Marketing and Distribution sales declined 13% from $2,727,319 in 2012 to $2,355,572 in 2013. Please expand your disclosures in future filings to discuss the underlying reasons for changes in these sales.

Response: The Company acknowledges the Staff’s comment, and we will, if material, expand our disclosures in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, to discuss the underlying reasons for material changes in sales related to our segments.

Income Taxes, page 28

10.	We note the substantial change in your effective tax rate. In future filings please provide a more comprehensive explanation regarding such changes. In this regard we note that the change is due to the mix and amount of pre-tax income in certain jurisdictions as well as the recognition of valuation allowances on deferred tax assets in various jurisdictions that are more likely than not to be realized. Expand your disclosures to quantify the impact of these changes and address the facts and circumstances that resulted in your conclusion that it was more likely than not that certain deferred tax assets will not be realized.

Mr. John Cash

January 31, 2014

Response: The Company acknowledges the Staff’s comment, and we will, if material, provide a more comprehensive explanation in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, regarding changes in our effective income tax rate. Additionally, we will, if material, expand our disclosures to quantify the impact of changes in the mix and amount of pre-tax income in certain jurisdictions and will address the facts and circumstances that resulted in our conclusion that it was more likely than not that certain deferred tax assets will not be realized. Although our future disclosures will be dependent on the facts and circumstances each period, the following is the expanded disclosure for fiscal 2013.

“During fiscal 2013, the Company’s foreign operations provided a $3.3 million reduction in the Company’s effective tax rate as a result of differences between actual foreign statutory rates and the U.S. statutory rate of 35%. Of this $3.3 million reduction, no foreign operation individually provided a material reduction in the Company’s effective tax rate. This reduction was offset by a $14.3 million increase in the Company’s valuation allowances on deferred assets in jurisdictions that more likely than not will not be realized. The increase in the valuation allowances was primarily related to unfavorable results reported by the Company’s Australian operations during fiscal 2013 that led these operations to a three year cumulative loss position. As a result, the Company determined that it was more likely than not that the deferred tax assets associated with the Australian operations would not to be realized and as such the Company established a $14.5 million valuation allowance for these operations.”

Critical Accounting Policies and Estimates, page 37

Income Taxes, page 37

11.	Please expand your critical accounting policy or Note 2-Summary of Significant Accounting Policies to address ASC 740’s intraperiod tax allocation guidance and how this accounting model impacted how you allocated income taxes among continuing operations and the other components of your financial statements.

Response: The Company acknowledges the Staff’s comment, and we will expand the section related to Income Taxes in our critical accounting policies and estimates in future annual reports filed on Form 10-K to include the following paragraph.

“The Company determines the tax expense related to continuing operations to be the tax consequences of amounts reported in continuing operations without regard to the tax consequences of other components of the financial statements, such as other comprehensive income or discontinued operations. The amount of tax expense or benefit to be allocated to the other components is the incremental effect that those pre-tax amounts have on the total tax expense or benefit. If there is more than one financial statement component other than continuing operations, the allocation is made on a pro-rata basis in accordance with each component’s incremental tax effects.”

The Company will add an additional sentence in each year, to the extent applicable, to address the impact this accounting model had on the income tax allocation among continuing operations and the other components of the financial statements. The following is the expanded disclosure for fiscal 2013.

“In fiscal 2013 total income taxes of $58.0 million, or 44%, were allocated to continuing operations and $1.3 million of incremental income taxes, or 36%, were allocated to discontinued operations. The continuing operations effective tax rate was greater than that allocable to discontinued operations primarily due to valuation allowance increases attributable to continuing operations, offset by the impact on continuing operations of differences between actual foreign statutory rates and the U.S. statutory rate of 35%. There were no additional financial statement components.”

Mr. John Cash

January 31, 2014

Goodwill, page 38

12.	We note your disclosure that the fair value of each of your reporting units exceeded carrying value by at least 38%. In future filings, please specifically disclose whether you believe that the fair value of each of your reporting units substantially exceeds its book value.

Response: The Company acknowledges the Staff’s comment, and we will, to the extent applicable, specifically disclose in future annual reports filed on Form 10-K whether we believe that the fair value of each of our reporting units substantially exceeds its book value.

Long-Lived Assets, page 38

13.	We note that you evaluate the carrying value of property, plant and equipment and finite-lived intangible assets whenever a change in circumstances indicates that the carrying value may not be recoverable from the undiscounted future cash flows from operations. Please revise future filings to provide a more robust discussion of the circumstances which would trigger an impairment test of your long-lived assets.

Response: The Company acknowledges the Staff’s comment, and we will provide a more robust discussion in future annual reports filed on Form 10-K of the circumstances which would trigger an impairment test of our long-lived assets.

Consolidated Statements of Cash Flows, page 47

14.	With reference to classification guidance set forth in ASC 230, please address the appropriateness of classifying the increase (decrease) in accounts payable-documentary letters of credit as a financing activity. Ensure your response addresses the following:

•	Provide the specific terms of these letters of credit, including to whom and when cash is transferred and your related accounting for these transactions in both your balance sheet and statement of cash flow;

•	Clarify the nature of the activity related to the decrease (increase) in deposit for letters of credit as reflected in your investing activity;

•	Clarify what you mean by your statement in Note 2-Summary of Significant Accounting Policies- Accounts Payable-Documentary Letters of Credit that, “In some cases, if the Company’s suppliers choose to discount the future dated obligation, the Company may pay the discount cost.”; and

•	Please reconcile the $16,411 balance sheet increase in your accounts payable-documentary letters of credit from 2012 to 2013 to your $6,221 decrease reflected within your 2013 cash flow financing activity.

Response:

•	The terms of the letters of credit the Company utilizes vary depending on many factors. While not all-inclusive, some of the factors that drive the terms of these letters of credit include current liquidity requirements of the Company, availability under the Company’s lines with financial institutions and the prevailing rates offered by these financial institutions.

In a typical letter of credit transaction, either the Company or the Company’s supplier requests that the payment arrangement be conducted via a letter of credit with a financial institution. Upon presentation of the proper documents, the Company’s supplier can elect site payment by the financial institution. The Company then defers payment to the financial institution for a period of up to 180 days.

From a consolidated balance sheet perspective, when the financial institution pays the supplier on the Company’s behalf, the liability is reclassified from accounts payable – trade to accounts payable – documentary letters of credit, due to the fact that the Company’s liability in this instance is to a financial institution rather than to a normal trade supplier.

Mr. John Cash

January 31, 2014

From a consolidated statement of cash flows perspective, the Company considers accounts payable – documentary letters of credit a short-term financing activity and accordingly, classifies the changes in these balances in the financing section, in accordance with ASC 230-45-14-b.

•	To clarify the nature of the activity related to the decrease (increase) in deposit for letters of credit as reflected in the investing section on the consolidated statements of cash flows, in prior years the Company cash-collateralized certain secured letters of credit related to certain insurance exposures, essentially representing restricted cash, in accordance with ASC 230-10-45-11.

•	To clarify the Company’s statement in Note 2, Summary of Significant Accounting Policies, Accounts Payable – Documentary Letters of Credit, “In some cases, if the Company’s suppliers choose to discount the future dated obligation, the Company may pay the discount cost,” the supplier may request payment from the Company in advance of the original terms associated with the transaction, and as a result, the supplier may extend an additional early payment discount. In order to accept the modified terms of the transaction, the Company will incur additional customary financing fees upon maturity of the letter of credit.

•	Certain documentary letters of credit at a subsidiary were misclassified as accounts payable – trade in the fiscal 2012 and fiscal 2011 consolidated balance sheets, which also resulted in misclassifications in the related consolidated statements of cash flows for each of the quarters and the years ended fiscal 2012 and fiscal 2011. The Company identified the misclassifications in the previously filed financial statements during the first quarter of fiscal 2013. The Company completed an evaluation of the impact of the misclassification on the Company’s balance sheets and statements of cash flows for each of the quarters and years ended fiscal 2012 and fiscal 2011 at that time. The statements of cash flows presented for each of the first three quarters of fiscal 2013 contained a misclassification of $25,548 thousand, which was the amount of the balance sheet misclassification at August 31, 2012. We brought the matter to the attention of our Audit Committee of the Board of Directors and discussed the matter with our independent registered public accounting firm. The Company and the Audit Committee concluded that the impact of the misclassification was neither quantitatively nor qualitatively material to any of the affected periods. In the fourth quarter of fiscal 2013, the Company corrected the fiscal 2013 statement of cash flows for this matter. The statement of cash flows for fiscal 2013 is properly presented for the change in accounts payable – trade and accounts payable – documentary letters of credit, which results in a reconciling item when compared to the change in the fiscal 2013 and fiscal 2012 balance sheet accounts.

The following reconciles the balance sheet increase in accounts payable – documentary letters of credit from fiscal 2012 to fiscal 2013 to the activity reported in the financing section of the fiscal 2013 statement of cash flows:

Balance Sheet – Accounts payable – documentary letters of credit	(in thousands)
August 31, 2013 (A)	$112,281

August 31, 2012, as reported	$95,870
Effect of misclassification in August 31, 2012 balance	25,548

August 31, 2012 balance, if corrected (B)	$121,418

Decrease in 2012 balance, if corrected (A) – (B)	$(9,137)
Effect of exchange rate changes on cash	(2,916)

August 31, 2013 Statement of cash flows
Decrease in accounts payable – documentary letters of credit, as reported	$(6,221)

Mr. John Cash

January 31, 2014

Form 10-Q for the quarter ended November 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Business Segment Results, page 24

Americas Recycling, page 24

15.	You indicate that although ferrous selling prices increased 1% during the first quarter of fiscal 2014, metal margins declined 7% and nonferrous selling prices and metal margins declined in the current quarter compared to the same quarter in fiscal 2013. Please better explain this statement, including why metal margins declined despite the ferrous selling price increase.

Response: The Company acknowledges the Staff’s comment, and we will, if material, expand our segment discussions in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, to address margin expansion or compression period over period. Although our future disclosures will be dependent on the facts and circumstances each period, the following is the expanded disclosure for the first quarter of fiscal 2014.

“Although ferrous selling prices increased 1% to $326 per ton during the first quarter of fiscal 2014, ferrous metal margins declined 7% as a result of ferrous material costs increasing at a higher rate than the increase in average ferrous selling prices. Nonferrous selling prices and metal margins declined in the current quarter compared to the same quarter in fiscal 2013 due to nonferrous material costs and average selling prices decreasing at similar rates resulting in a 5% decrease in nonferrous metal margins during the first quarter of fiscal 2014. Lower shipments and metal margins in the first quarter of fiscal 2014 were offset by a gain on sale of real estate and facility relocation reimbursements. Furthermore, on a sequential quarter basis, for both ferrous and nonferrous shipments, selling prices and metal margins improved.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 308-5199 or Adam R. Hickey at (972) 308-4317 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

cc:	Joseph Alvarado, Chairman, President and Chief Executive Officer

Paul K. Kirkpatrick, Vice President, General Counsel and Corporate Secretary

Adam R. Hickey, Vice President and Controller

Audit Committee of Board of Directors

Paul L. Choi, Sidley Austin LLP

Gwen Mitchell, Deloitte & Touche LLP